

March 3, 2014

Via E-mail
John Marmora
President
Tropic International Inc.
1057 Parkinson Road, Unit #9
Woodstock, Ontario, Canada N4S 7W3

**Re: Tropic International Inc.
Amendment No. 1 to Form S-1
Filed February 25, 2014
File No. 333-193452**

Dear Mr. Marmora:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We have considered your response to comment 1 from our letter dated February 14, 2014, and we are unable to agree. We note that the shares being registered in the offering represent over 400% of the company's outstanding shares held by non-affiliates. We also note that your affiliates, Messrs. Neely, Marmora and Dewingaerde, are selling shares representing over 100% of the company's public float in this offering. Furthermore, the company is a former shell company, is currently a development stage company and there is no current market for the company's shares. As a result, we believe that the shares being offered constitute an indirect primary offering by the company through the selling shareholders to create a market in the company's shares. Therefore, please identify the selling stockholders as underwriters in your registration statement and fix the offering price of the shares being sold for the duration of the offering.

Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director